

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Via E-mail
Christopher E. Herald
Chief Executive Officer
Solitario Exploration & Royalty Corp.
4251 Kipling St. Suite 390
Wheat Ridge, CO
80033

> **Re: Solitario Exploration & Royalty Corp.**
> **Form PRE 14A**
> **Filed June 15, 2015**
> **File No. 001-32978**

Dear Mr. Herald:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cover Page

1. We note that you have checked the "No fee required" box. However, it appears from disclosure on page 8 and elsewhere that this transaction constitutes a sale of all or substantially all of your assets. Please advise or otherwise revise your disclosure and tell us how you are complying with Securities Exchange Act Rules 14a-6(i)(1) and 0-11.

2. Additionally, as the transaction appears to involve the sale of substantially all of your assets, it is unclear why you do not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. Please refer to Section 1140.6 of the Financial Reporting Manual, and the telephone interpretations of the Division of Corporation Finance (July 2000), Section H, Question 6.

3. Please explain why the proxy statement/prospectus does not include an advisory vote pursuant to Securities Exchange Act Rule 14a-21(c). Refer to Item 5 of Schedule 14A.

Background, page 12

4. We note disclosure that Waterton Nevada Splitter LLC was chosen after "reviewing submissions" by other parties and "considering strategic alternatives." We further note that the terms of the MIPA were approved on June 5, 2015, after negotiation among the parties. Please add disclosure to (i) describe in sufficient detail who initiated contact between the company and Waterton; (ii) identify the parties present at meetings regarding the negotiation of the transaction; and (iii) fully explain the issues discussed and the positions taken by the parties at each meeting. In this regard, it is unclear what role, if any, representatives of Ely Gold played during negotiations. Please also (i) identify and quantify the "certain matters affecting their membership interests" and "certain continuing payment obligations" referenced on page 13, and (ii) clarify whether the company had an existing business relationship with Waterton prior to the transaction.

Opinion of Maxit Capital, page 14

5. We note your disclosure that Maxit Capital provided a Fairness Opinion. Please quantify the contingent and other consideration and provide a summary concerning the opinion as required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Peter Waltz, Esq.
        Polsinelli PC